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               SECURITIES AND EXCHANGE COMMISSION
                    Washington, D.C.  20549

                         SCHEDULE 13D
           Under the Securities Exchange Act of 1934
                      (Amendment No. 1)*


                   UNITED CITIES GAS COMPANY
                       (Name of Issuer)

                COMMON STOCK, WITHOUT PAR VALUE
                (Title of Class of Securities)

                          909823106000
                         (CUSIP Number)

                    STEPHEN A. BOUCHARD, ESQ.
                   FLEISCHMAN AND WALSH, L.L.P.
                   1400 SIXTEENTH STREET, N.W.
                     WASHINGTON, D.C.  20036
                         (202) 939-7900
          (Name, Address and Telephone Number of Person
        Authorized to Receive Notices and Communications)

                        AUGUST 20, 1996
     (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule 13d-
1(b)(3) or (4), check the following box [  ].

Check the following box if a fee is being paid with this state-ment [ ]. (A fee is not required only if the reporting person:
1) has a previous statement on file reporting beneficial owner-ship of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class. See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise sub-ject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)

This Amendment No. 1 amends and supplements the Schedule 13D filed with the Securities and Exchange Commission on August 1, 1996 on behalf of the Reporting Person. Capitalized terms used herein without definition shall have the respective meanings ascribed thereto in such Schedule 13D.

Item 4.  Purpose of Transaction
- -------------------------------

Item 4 is hereby amended and supplemented in its entirety to read as follows:

(a)-(j)

The Reporting Person intends to continuously review its invest-ment in the Issuer, and to explore all options that may be avail-able to it relating to its investment in the Issuer.

(a)

The Reporting Person may purchase additional shares of Common Stock, or may in the future decide to sell a portion or all of any shares of Common Stock that it may now or hereafter own. The Reporting Person's decisions as to additional purchases or any sales of any shares of Common Stock will be made in light of mar-ket conditions, applicable legal and regulatory considerations, and other factors that the Reporting Person may from time to time deem appropriate.

(b)-(j)

Although the Reporting Person presently has no definite plans or proposals relating to or that would result in any transaction of the types described in paragraphs (b) through (j) of Item 4 to
Schedule 13D, the Reporting Person is exploring options that could relate to or result in plans or proposals in the future with respect to one or more such transactions, including opposing or proposing alternatives to the sale of the Issuer to Atmos Energy Corporation (NYSE: ATO; "Atmos") as presently proposed by the Issuer's board of directors. Such alternatives may include transactions involving or affecting the Issuer or its securities, either directly or indirectly, including transactions involving or affecting the Issuer's proposed purchaser, Atmos, or its securities.

To assist it in its exploration of such options, on August 20, 1996, the Reporting Person filed a complaint in the United States District Court for the Middle District of Tennessee (Nashville Division) (the "Tennessee Complaint"), alleging that the Issuer's board of directors failed to exercise their fiduciary duties properly in approving the proposed merger into Atmos. The Tennessee Complaint seeks preliminary and permanent injunctive relief against the Issuer (1) to prevent its taking any further action to consummate the proposed merger until such time as the Issuer's board has properly exercised its fiduciary duties and
(2) directing the Issuer to provide the Reporting Person with confidential information in order to provide the Reporting Person with the option of making an informed offer for the Issuer, in the event it determines to do so. A copy of the Tennessee Com-plaint is filed as Exhibit 3 hereto.

On August 6, 1996, the Issuer and Atmos filed a joint Complaint (the "MPSC Complaint") against the Reporting Person with the Public Service Commission of the State of Missouri (the "MPSC"). The MPSC Complaint alleges, among other things, that the Reporting Person purchased Common Stock without the prior approval of the MPSC in violation of Missouri law. The MPSC Complaint seeks, among other things, (i) a declaration by the MPSC that the purchases of Common Stock by the Reporting Person are in violation of Missouri law and are void and of no effect,
(ii) an order by the MPSC requiring the Reporting Person to submit a plan of divestiture of the Common Stock for approval of the MPSC, (iii) an order by the MPSC requiring that the Reporting Person cease and desist any further purchases of the Common Stock, (iv) an order by the MPSC requiring the Reporting Person to refrain from exercising any incidents of ownership in the Common Stock, and (v) maximum penalties in the amount of two thousand dollars ($2,000) for each separate and distinct offense of Missouri Law by the Reporting Person. The Reporting Person intends to defend vigorously against the MPSC Complaint.

On August 19, 1996, the Reporting Person filed a complaint in the United States District Court for the Eastern District of Missouri (Southern Division) (the "Missouri Complaint") seeking a declara-tory judgment that the Reporting Person is entitled to all the usual and customary rights and privileges of ownership of its shares of Common Stock because the Missouri statute that is the basis of the MPSC Complaint is not applicable to the Reporting Person's purchases of the Common Stock or otherwise is unconsti-tutional under the federal and Missouri constitutions. A copy of the Missouri Complaint is filed as Exhibit 4 hereto.

Item 7.  Material to be Filed as Exhibits
- -----------------------------------------

Item 7 is hereby amended and supplemented by adding the following at the end thereof:

Exhibit 3  Complaint of Southern Union Company filed in the
United States District Court for the Middle District of Tennessee
(Nashville Division) on August 20, 1996

Exhibit 4  Complaint of Southern Union Company filed in the
United States District Court for the Eastern District of Missouri
(Southern Division) on August 19, 1996

Exhibit 5  Press release of Southern Union Company issued on
August 20, 1996

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                            SIGNATURE
                            ---------


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this state-ment is true, complete and correct.


August 20, 1996
- ---------------
(Date)


STEPHEN A. BOUCHARD
- -------------------
(Signature)


Stephen A. Bouchard
Attorney-in-fact
- -------------------
                                  (Name and Title)


                       Index to Exhibits
                       -----------------



Exhibit 3  Complaint of Southern Union Company filed in the
United States District Court for the Middle District of Tennessee
(Nashville Division) on August 20, 1996

Exhibit 4  Complaint of Southern Union Company filed in the
United States District Court for the Eastern District of Missouri
(Southern Division) on August 19, 1996

Exhibit 5  Press release of Southern Union Company issued on
August 20, 1996